Delphi Automotive PLC
Courteney Road
Hoath Way
Gillingham, Kent ME8 0RU
United Kingdom

February 11, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Ladies & Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Delphi Automotive PLC has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on February 11, 2013.

Date:	February 11, 2013	DELPHI AUTOMOTIVE PLC

		By:	/s/David M. Sherbin
David M. Sherbin
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer